Exhibit 99.1

Sinovac Reports Preliminary Top-Line Results from Phase III Clinical Trial for EV71 Vaccine Candidate Against Hand, Foot and Mouth Disease

-- Unblinded Phase III Preliminary Results Demonstrate Vaccine Efficacy Rate of 95.4%

BEIJING, March 14, 2013 /PRNewswire/ -- Sinovac Biotech Ltd. (SVA), a leading provider of vaccines in China, announced today preliminary top-line data from its Phase III clinical trial assessing the efficacy, immunogenicity and safety of the Company's proprietary Enterovirus 71 ("EV71") vaccine against hand, foot and mouth disease ("HFMD").

The primary objective of the study was to evaluate the efficacy of the EV71 vaccine in the prevention of HFMD caused by EV71 in infants of 6 to 35 months old. The preliminary Phase III data showed that Sinovac's EV71 vaccine was 95.4% (95% CI: 87.5%, 98.3%) efficacious against HFMD caused by EV71.

The Phase III trial showed good immunogenicity and safety for Sinovac's EV71 vaccine. The overall incidence of serious adverse events in this trial was 2.2% among the EV71 candidate vaccine recipients and 2.6% among those receiving a control vaccine during the fourteen months observation period. The difference in rates of serious adverse events ("SAEs") is not statistically significant. Most of the SAEs were considered unlikely to be vaccine-related.

The double-blinded, randomized, placebo controlled Phase III clinical trial was conducted at three sites across China's Jiangsu province. Approximately 10,000 healthy infants completed the two dose vaccination schedule (at 0 and 28 days) in the first quarter of 2012, prior to the HFMD epidemic season in China, followed by active monitoring period.

In parallel, Sinovac conducted another clinical study that was comprised of 1,400 volunteers and designed to evaluate the consistency of three consecutive lots of EV71 vaccine manufactured by the Company. The trial was conducted in children from 6 month to 5 years old. After receiving the vaccine, the ratios of neutralizing antibody GMTs on the 56th day of any two groups were calculated and the 95% confidence intervals of the ratios are all between 0.67 and1.5, which indicates the immunogenicity of the three vaccine lots is equivalent. The study results showed consistent immune response for all three lots and a good safety profile. With immunogenicity equivalent across the three consecutive lots, the results showed Sinovac's vaccine production process and quality are stable.

In March 2008, an EV71 outbreak in Fuyang City of China's Anhui Province caused 23 fatalities, and attracted significant attention from the government and medical communities. In May 2008, the PRC Ministry of Health identified EV71 as a Class C infectious disease according to prevention and control regulations. EV71 outbreaks have increased over the last five years, with over 1 million cases identified and 500 to 900 reported fatalities each year.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "We are excited to report an over 95% efficacy rate from the Phase III trial on our proprietary EV71 vaccine candidate. The conclusion of this trial marks an important milestone in the development of our proprietary vaccine. Hand, foot, and mouth disease continues to represent a significant unmet public health need and economic burden in China, as well as several other Asian countries. Our EV71 vaccine is poised to provide an effective solution to prevent hand, food and mouth disease caused by EV71, a much needed resource given the current limited prevention and EV71 specific treatment methods. At Sinovac, we are committed to our stated mission to develop and supply vaccines to eliminate human diseases."

Professor Hua Wang, Lead Principal Investigator, stated, "The Phase III study for Sinovac's EV71 vaccine candidate met its primary objective. The trial results demonstrated that the vaccine is not only safe, but shows significant efficacy in subjects."

The Company's next step is to finalize the clinical report, which will become an important part of documents to be filed with the PRC State Food and Drug Administration ("SFDA") for the application of new drug certificate, GMP certification, and the production license in order to commence the commercial production of the vaccine.  In parallel, Sinovac's dedicated EV71 vaccine manufacturing facility has been completed and is ready for the GMP inspection by SFDA.

Sinovac obtained clinical research approval for its proprietary EV71 vaccine candidate from the SFDA in December 2010, and completed Phase I and II clinical trials in 2011. The preliminary results of the Phase I and Phase II studies confirmed that Sinovac's vaccine candidate has good safety and immunogenicity profile.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza and mumps, as well as animal rabies vaccine. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot, and mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:

Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:

Aaron Estrada
The Ruth Group
Tel:  +1-646-536-7028
Email: aestrada@theruthgroup.com